

Mail Stop 4720

March 21, 2017

<u>Via E-mail</u>
David Grawemeyer
Executive Vice President and General Counsel
Janus Capital Group Inc.
151 Detroit Street
Denver, CO 80206

  Re: **Janus Capital Group Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 16, 2017
     File No. 001-15253

Dear Mr. Grawemeyer:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Hugh West

              Accounting Branch Chief
              Office of Financial Services